UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-14837

Quicksilver Resources Inc. 401(k) Plan

(Full title of the plan)

Quicksilver Resources Inc.

777 West Rosedale, Suite 300

Fort Worth, Texas 76104

(Name of issuer of the securities held pursuant to the plan)

QUICKSILVER RESOURCES INC. 401(k) PLAN

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits December 31, 2002 and 2001	2

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2002 and 2001	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE:

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2002	8-9
Signature	10

EXHIBITS:

Independent Auditors’ Consent
Certification

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator and Participants of  Quicksilver Resources Inc. 401(k) Plan:

We have audited the financial statements of Quicksilver Resources Inc. 401(k) Plan (the “Plan”) as of December 31, 2002 and 2001, and for the years ended December 31, 2002 and 2001, listed in the Table of Contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and changes in net assets available for benefits for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) at December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic 2002 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Fort Worth, Texas

June 20, 2003

QUICKSILVER RESOURCES INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS

INVESTMENTS AT FAIR VALUE	$4,511,009	$4,100,902

CONTRIBUTIONS RECEIVABLE:

Employer	177,583	205,741

Employee	—	33,064

INTEREST INCOME RECEIVABLE	1,047	—

NET ASSETS AVAILABLE FOR BENEFITS	$4,689,639	$4,339,707

See notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2002 and 2001

	2002	2001
ADDITIONS TO NET ASSETS:
Interest and dividend income	$53,256	$38,067
Employee contributions	756,947	754,801
Employer contributions	177,583	205,741
Rollover contributions	63,838	71,080

Total additions	1,051,624	1,069,689

DEDUCTIONS FROM NET ASSETS:
Net depreciation in fair value of investments	266,056	168,087
Distributions to participants	431,166	119,941
Administrative expenses	4,470	41,440

Total deductions	701,692	329,468

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	349,932	740,221

TRANSFER FROM MERCURY 401(K) PLAN (Note 1)	—	229,973

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	4,339,707	3,369,513

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$4,689,639	$4,339,707

See notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 and 2001

1.	DESCRIPTION OF PLAN

The following description of the Quicksilver Resources Inc. 401 (k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan established on July 1, 1993, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). From January 1, 2001 to June 1, 2001, the Plan’s custodian was Nationwide Trust Company. On June 1, 2001, Reliance Trust Company (“Reliance”) became the new custodian. For the plan year ended December 31, 2002, the Plan’s custodian was Reliance.

Participation – Employees of Quicksilver Resources Inc. and its subsidiaries, Voyager Compression Services, LLC, and Cinnabar Energy Services and Trading, LLC, and Mercury Exploration Company, a related party of Quicksilver Resources Inc., (collectively the “Company”) who are at least 21 years of age are eligible to participate in salary deferrals in the Plan 90 days after the month following the first day of employment.

Plan Transfer – Effective May 31, 2001, the Mercury Exploration Company 401(k) Plan (“Mercury Plan”) was merged into the Plan. The assets of the Mercury Plan were transferred to the Plan on May 31, 2001. Employees of Mercury Exploration Company are eligible to be participants of the Plan subject to the participation requirements above.

Contributions – Participants may contribute up to the maximum amount allowed by the Internal Revenue Service of their compensation on a pretax basis and direct their contributions between twelve investment options. The Company may make discretionary contributions to the Plan of an amount determined by management. The Company’s discretionary contributions are allocated based upon compensation levels to every employee who has at least one year and 1,000 hours of service at year-end. The Company’s discretionary contributions are invested based upon each employee’s elective deferrals. The Company’s contribution and forfeitures were $177,583 and $42,348, respectively, in 2002. The Company’s contribution and forfeitures were $205,741 and $5,730, respectively, in 2001.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings and (c) forfeitures. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants become 20% vested in Company contributions after two years of service and vest an additional 20% for each year of service thereafter. Participants become 100% vested in Company contributions upon retirement, death or disability. Participant contributions and earnings thereon are fully vested at all times. Forfeitures of nonvested Company contributions for 2002 and 2001 were $42,348 and $5,730, respectively, and were included as part of the Company’s discretionary contributions.

Participant Loans – Loans to participants are made at the sole discretion of the plan administrator. Loans are available to all participants at a reasonable interest rate, with periodic repayment through payroll deductions over a reasonable period of time. Loans must be at least $1,000 and are limited to the lesser of $50,000 or one-half of the participant’s vested account balance. Loans must be repaid within ten years of the loan.

Payment of Benefits – Upon termination of service, a participant’s vested account balance may be paid in a lump sum, in periodic payments, or through the purchase of an annuity. Payment may be deferred until age 70-1/2 if the participant’s vested account balance is greater than $3,500. Additionally, the Plan provides for hardship withdrawals subject to certain conditions.

Administrative Expenses – Plan participants pay the administrative fee associated with receiving a loan. The Company has elected to pay substantially all other costs incurred in connection with investment transactions and benefits, professional and administrative fees, and all other expenses of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation – Investments in mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in the unitized stock fund are indirect investments in common stock. The fair value of the unitized stock fund is based on the underlying common stock value adjusted for dividends, capital gains, and fees plus the cash portion of the unitized fund invested in money market funds. Loans to participants are stated at cost, which estimates fair value. Investment transactions are accounted for as of the trade dates.

Payment of Benefits – Benefits are recorded when paid.

3.	INVESTMENTS

The Plan’s investments as of December 31, 2002 and 2001 were the following:

	2002	2001
AIM Aggressive Growth Fund	$141,865	$64,936
AIM Balanced Fund	152,407	181,191
AIM Blue Chip Fund	254,594	330,428
AIM Cash Reserves Fund	1,030,508	1,009,221
AIM Mid Cap Equity Fund	196,268	84,323
AIM Intermediate Govt Fund	171,295	122,187
AIM Large Cap Basic Value Fund	144,249	169,976
Alliance Premier Growth Fund	305,690	494,871
Bond Fund of America	234,943	166,698
EuroPacific Growth Fund	259,444	308,625
Franklin Balance Sheet Investment Fund	177,186	114,462
Quicksilver Resources Unitized Stock	1,271,966	872,800
Participant loans	170,594	181,184

	$4,511,009	$4,100,902

The Plan’s investment appreciation (depreciation), classified as described in the prospectus for each fund, for the 2002 and 2001 plan years were the following:

	2002	2001
Cash and Money Market Funds	$—	$(32,496)
Corporate and US Bond Funds	6,632	23,356
Equity Funds	(429,110)	(383,483)
Quicksilver Resources Unitized Stock Fund	156,422	224,536

	$(266,056)	$(168,087)

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company may at any time terminate the Plan. Upon termination, all amounts credited to the participants’ accounts shall become 100% vested, and all unallocated amounts would be allocated to the participants’ accounts.

5.	TAX STATUS

The Company adopted a Regional Prototype Nonstandardized Profit Sharing 401(k) Plan which received a favorable opinion letter from the Internal Revenue Service on February 20, 1998 which stated that the Plan and the related custodial account are designed in accordance with sections 401(a), 403(a) and 501(a) of the Internal Revenue Code. The Plan was amended as of June 1, 2001, and received a favorable opinion letter from the Internal Revenue Service on June 20, 2002, which states that the Plan is qualified under Section 401(a) the Internal Revenue Code and the related trust is tax-exempt. Management believes that the Plan is designed and continues to operate in compliance with applicable requirements of the Internal Revenue Code and that the Plan qualifies under Section 401(a) and the related trust is tax-exempt.

6.	DISTRIBUTIONS PAYABLE

As of December 31, 2002 and 2001, there was $11,601 and $27,192, respectively, included in net assets available for benefits for distributions payable to participants who requested a withdrawal from the Plan prior to the end of the plan year.

7.	SUBSEQUENT EVENTS

Effective January 1, 2003, the Plan’s trustee was changed from an officer of the Company to Reliance.

******

SUPPLEMENTAL SCHEDULE

QUICKSILVER RESOURCES INC. 401(k) PLAN

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value

*	Reliance Trust Company	AIM Aggressive Growth Fund	$141,865

*	Reliance Trust Company	AIM Balanced Fund	152,407

*	Reliance Trust Company	AIM Blue Chip Fund	254,594

*	Reliance Trust Company	AIM Cash Reserves Fund	1,030,508

*	Reliance Trust Company	AIM Mid Cap Equity Fund	196,268

*	Reliance Trust Company	AIM Intermediate Govt Fund	171,295

*	Reliance Trust Company	AIM Large Cap Basic Value Fund	144,249

*	Reliance Trust Company	Alliance Premier Growth Fund	305,690

*	Reliance Trust Company	Bond Fund of America	234,943

*	Reliance Trust Company	EuroPacific Growth Fund	259,444

*	Reliance Trust Company	Franklin Balance Sheet Investment Fund	177,186

*	Reliance Trust Company	Quicksilver Resources Unitized Stock	1,271,966

		Participant loans with interest rates of 5.25% to 11.5%, and maturity dates from June 15, 2003 to May 31, 2011	170,594

			$4,511,009

*	Party-in-interest

See accompanying independent auditors’ report.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2003

Quicksilver Resources Inc. 401(k) Plan

By:	/s/ Bill Lamkin
Bill Lamkin Executive Vice-President and Chief Financial Officer